Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income before income taxes (a)	$1,097	$623	$279	$209	$145
Less: Capitalized interest	(8)	(14)	(13)	(8)	(5)
Add:
Fixed charges	232	237	255	270	273
Amortization of capitalized interest	4	4	3	2	2
Adjusted earnings	$1,325	$850	$524	$473	$415
Fixed charges:
Interest expense	$123	$142	$154	$167	$171
Amortization of debt costs	5	6	8	9	8
Rent expense representative of interest	104	89	93	94	94
Total fixed charges	$232	$237	$255	$270	$273
Ratio of earnings to fixed charges (a)	5.71	3.59	2.05	1.75	1.52

(a)	Excluding the $241 million gain on the sale of LiveTV in 2014 would result in a ratio of earnings to fixed charges of 2.57.